MEMORANDUM OF UNDERSTANDING

            Set forth below in summary form are understandings that have been reached by and between iball Media, Inc. ("iball") and Paradise Music & Entertainment, Inc. ("PDSE"). From and after the date that this memorandum is executed by both parties each of the parties will proceed diligently and in good faith to satisfy the conditions required in order to enter into definitive agreements and close the transactions contemplated herein. As indicated below, certain provisions contained in this memorandum will be effective from and on the date hereof. This memorandum shall be submitted promptly to the respective Boards of the parties for their review and approval.

            The understandings, including the terms and conditions with respect thereto are as follows:

      1. Transaction. The parties will proceed diligently with a view toward combining the business of iball with that of PDSE (the "Transaction"). The combined entity is referred to herein as the "Merged Entity". The Transaction will be structured as a tax-free exchange in which the iball shareholders will not be required to recognize any taxable income. The Transaction will require:

            (a) Approval by the respective Boards and shareholders of the parties.

            (b) Execution of a definitive Transaction agreement.

            (c) Receipt of a favorable fairness opinion (the "Fairness Opinion") from an investment banker selected by an independent committee of PDSE directors.

      2. Exchange Ratio. Subject to Section 3.(c) below, at the closing of the Transaction, iball shareholders shall receive 11,390,000 PDSE shares for all iball shares including any and all rights to acquire iball shares. The exchange ratio is based upon the number of shares of PDSE common stock that are outstanding or issuable under options, warrants or rights of conversion at the date hereof, and no additional options, warrants, or conversion rights shall be granted by PDSE prior to the closing of the Transaction, except with the consent of iball. In addition, iball shareholders will receive the same number of additional shares as are purchased by investors that iball introduces to PDSE as described in Section 3.(c) below, through the closing of the Transaction.

      3. Actions Following the Signing of the Memorandum. Following the signing of the memorandum and its approval by the respective Boards of the parties the following actions shall occur:

            (a) Each party shall commence due diligence of the other with such due diligence to be completed as expeditiously as possible. In connection with such due diligence, each party shall make its facilities, management and employees available to the other and its representatives during normal business hours, and shall be responsive to any and all reasonable requests for information made by the other.

            (b) PDSE shall cause its counsel to commence drafting the required Transaction documents.

            (c) PDSE and Iball shall seek to raise up to $2,000,000 in equity financing on the best terms available. Iball shall assist PDSE in such effort pursuant to its engagement by PDSE for management services.


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

      If iball introduces to PDSE investors who provide such equity financing for PDSE, the number of PDSE shares issuable to iball shareholders as provided in Section 2 shall be increased by the number of PDSE shares issued or issuable to the investors introduced by iball in consideration of up to $1,000,000 of such investment in PDSE by such iball introduced investors.

            (d) PDSE and iball shall conduct their respective businesses in the ordinary course except as otherwise mutually agreed.

      4. Closing Actions. The following actions will be effected at the closing:

            (a) iball shall have arranged, effective on the closing, for an infusion by third parties of at least $3,000,000. Such funds shall be obtained in exchange for equity or convertible subordinated debt of the Merged Entity.

            (b) iball shall have arranged for a revolving line of credit (the "LOC") for the Merged Entity in amount sufficient to support the Merged Entity's accounts receivable, subject to the guidelines of the lending institution and subject to the approval of PDSE management. It is understood that the LOC may be secured by a first priority lien on the Merged Entity assets and may also require an equity feature in the form of convertible warrants or other equity incentive.

            (c) The Board of Directors of the Merged Entity will consist of an odd number with iball designees having a majority of one. Assuming their availability, iball designees will include Kelly Hickel, Dick


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

      Rifenburgh, David Sunshine, Bob Sparacino and John Eger with PDSE designees to include Richard Flynn, Jesse Dylan, David Pritchard and one other. Kelly Hickel shall be designated Chairman and David Pritchard Chief Executive Officer.

      5. Binding Obligations. Upon approval of this memorandum by the respective Boards the obligations listed below shall be binding upon the respective parties.

            (a) In consideration of the substantial expenditure of time, effort and expense to be undertaken in connection with the proposed transaction, PDSE undertakes and agrees that it shall not, for sixty (60) days after the execution of this memorandum, engage in any negotiations or discussions with any other party that would have as a consequence that PDSE would enter into any transaction with any other prospective purchaser, investor, or creditor which would result in a change in control of PDSE.

            (b) The parties mutually agree that, except with the consent of both parties, neither shall disclose to any third party that they have exchanged information or correspondence with respect to the foregoing. Further, both parties agree not to disclose to any third party or entity any information, whether written or oral, received from the other in connection with this matter and that all such information shall be maintained on a confidential basis and shall not be used for any purpose other than to evaluate the proposed transaction. Excluded from these non-disclosure provisions are financial institutions and co-investors who may participate


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

      in this transaction, PDSE creditors, if any, and any disclosure required under applicable securities law.

            (c) Each party further agrees, whether or not the Transaction is consummated, to pay its own (and their representatives') respective fees and expenses incurred in connection with the Transaction. Each party agrees to obtain non-disclosed agreements from any entity or third party they discuss this transaction with.

            (d) This memorandum shall be governed by and construed under the laws of the State of Delaware.

            (e) In the event that a definitive agreement has not been executed by April 2, 2001 or the Transaction has not been submitted for approval by the PDSE shareholders on or before June 1, 2001, either party shall have the right to withdraw from the Transaction.

            Each of the parties will acknowledge that the contents of this memorandum accurately reflect their understanding by signing a counterpart of this memorandum in the space indicated below and delivering such signed copy to the other party. The Parties agree that "faxed" agreements are binding on both parties. In order to expedite the finalization of this memorandum, the parties shall execute faxed copies, but will also execute two (2) original agreements.


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

            This memorandum has been executed on February 10, 2001.

                                          iball Media, Inc.


                                          By /s/ Kelly T. Hickel
                                            ------------------------------------
                                          Kelly T. Hickel, Chairman

                                          Paradise Music & Entertainment, Inc.


                                          By /s/ Richard Flynn
                                            ------------------------------------


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